InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars) Quarter and three months ended March 31, 2009 and 2008

InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	42,644,319	48,970,572	17,089,197
Cash restricted (note 7)	17,100,097	25,994,258	20,019,672
Trade receivables (note 8)	41,437,218	42,887,823	84,102,363
Commodity derivative contracts (note 7)	-	31,335,050	-
Other assets	1,499,007	167,885	1,092,881
Inventories (note 9)	73,669,643	83,037,326	132,316,904
Prepaid expenses	2,137,765	4,489,574	1,502,302
Total current assets	178,488,049	236,882,488	256,123,319
Cash restricted (note 7)	281,527	290,782	344,858
Goodwill (note 14)	5,761,940	-	-
Plant and equipment (note 10)	219,930,265	223,585,559	230,075,255
Oil and gas properties (note 11)	145,768,637	128,013,959	96,667,367
Future income tax benefit	2,740,725	3,070,182	2,896,122
Total assets	552,971,143	591,842,970	586,106,921
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	64,173,145	78,147,736	138,715,939
Commodity derivative contracts (note 7)	265,400	-	1,690,325
Working capital facility (note 15)	43,320,547	68,792,402	33,025,778
Current portion of secured loan (note 18)	9,000,000	9,000,000	8,991,667
Current portion of indirect participation interest - PNGDV (note 19)	540,002	540,002	541,105
Total current liabilities	117,299,094	156,480,140	182,964,814
Secured loan (note 18)	52,421,319	52,365,333	190,591,507
8% subordinated debenture liability (note 23)	65,767,840	65,040,067	-
Preference share liability (note 22)	-	-	7,797,312
Deferred gain on contributions to LNG project (note 13)	13,076,272	17,497,110	12,203,867
Indirect participation interest (note 19)	72,471,966	72,476,668	96,086,369
Indirect participation interest - PNGDV (note 19)	844,490	844,490	843,387
Total liabilities	321,880,981	364,703,808	490,487,256
Non-controlling interest (note 20)	7,305	5,235	4,107
Shareholders' equity:
Share capital (note 21)
Authorised - unlimited
Issued and outstanding - 36,636,623
(Dec 31, 2008 – 35,923,692)
(Mar 31, 2008 – 31,026,356)	386,424,549	373,904,356	259,324,133
Preference shares (note 22)
(Authorised - 1,035,554, issued and outstanding - nil)	-	-	6,842,688
8% subordinated debentures (note 23)	10,837,394	10,837,394	-
Contributed surplus (note 24)	16,644,827	15,621,767	11,042,795
Warrants (note 25)	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income	15,460,503	27,698,306	7,234,123
Conversion options (note 19)	17,140,000	17,140,000	19,840,000
Accumulated deficit	(217,543,450)	(220,186,930)	(210,787,215)
Total shareholders' equity	231,082,857	227,133,927	95,615,558
Total liabilities and shareholders' equity	552,971,143	591,842,970	586,106,921

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 27), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director  Christian Vinson, Director

Consolidated Financial Statements   INTEROIL CORPORATION     1

InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2009	2008
	$	$

Revenue
Sales and operating revenues	160,840,555	191,372,275
Interest	76,061	316,528
Other	745,711	725,294
	161,662,327	192,414,097

Expenses
Cost of sales and operating expenses	136,410,715	176,983,684
Administrative and general expenses	7,162,792	5,312,749
Derivative (gain)/loss	(1,276,710)	1,618,425
Legal and professional fees	1,240,686	2,107,231
Exploration costs, excluding exploration impairment (note 11)	216,046	(237,268)
Exploration impairment (note 11)	-	25,331
Short term borrowing costs	1,064,795	1,557,044
Long term borrowing costs	3,571,146	4,401,854
Depreciation and amortization	3,380,575	3,484,758
Foreign exchange loss/(gain)	6,389,914	(1,300,177)
	158,159,959	193,953,631

Income/(loss) before income taxes and non-controlling interest	3,502,368	(1,539,534)

Income taxes
Current	688,116	(842,330)
Future	(1,544,934)	(15,683)
	(856,818)	(858,013)

Income/(loss) before non-controlling interest	2,645,550	(2,397,547)

Non-controlling interest (note 20)	(2,070)	185

Net income/(loss)	2,643,480	(2,397,362)

Basic income/(loss) per share (note 26)	0.07	(0.08)
Diluted income/(loss) per share (note 26)	0.07	(0.08)
Weighted average number of common shares outstanding
Basic	35,780,538	31,026,356
Basic and diluted	36,012,528	31,026,356

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     2

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2009	2008
	$	$

Cash flows provided by (used in):

Operating activities
Net profit/(loss)	2,643,480	(2,397,362)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	2,070	(185)
Depreciation and amortization	3,380,575	3,484,758
Future income tax asset	329,457	(28,810)
Gain on sale of plant and equipment	-	(16,250)
Amortization of discount on debentures liability	727,773	-
Amortization of deferred financing costs	55,986	84,108
Gain on unsettled hedge contracts	75,100	-
Increase/(decrease) due to timing difference between derivatives recognised and settled	15,339,450	(269,975)
Stock compensation expense	1,424,453	705,247
Inventory revaluation	205,546	-
Non-cash interest on secured loan facility	-	1,584,039
Oil and gas properties expensed	216,046	(211,937)
Loss/(gain) on proportionate consolidation of LNG project	724,357	(236,666)
Unrealized foreign exchange gain	(1,933,145)	(1,300,177)
Change in operating working capital
Increase in trade receivables	(1,815,112)	(24,271,409)
Increase in unrealised hedge gains	10,277,125	-
Decrease in other assets and prepaid expenses	1,020,687	2,654,349
Decrease/(increase) in inventories	6,714,079	(47,326,665)
(Decrease)/Increase in accounts payable, accrued liabilities and income tax payable	(20,801,421)	77,652,080
Net cash from operating activities	18,586,506	10,105,145

Investing activities
Expenditure on oil and gas properties	(23,620,864)	(14,187,187)
Proceeds from IPI cash calls	1,972,250	4,340,000
Expenditure on plant and equipment	274,719	(1,004,041)
Proceeds received on sale of assets	-	312,500
Decrease in restricted cash held as security on borrowings	8,903,416	2,019,830
Change in non-cash working capital
Increase in accounts payable and accrued liabilities	5,148,486	2,490,282
Net cash (used in)/from investing activities	(7,321,993)	(6,028,616)

Financing activities
Proceeds from PNG LNG cash call	-	2,626,500
Proceeds from Clarion Finanz for Elk option agreement	3,577,288	-
Proceeds from Petromin for Elk participation agreement	3,435,000	-
Repayments of working capital facility	(25,471,855)	(33,475,594)
Proceeds from issue of common shares/conversion of debt, net of transaction costs	868,801	-
Net cash used in financing activities	(17,590,766)	(30,849,094)

Decrease in cash and cash equivalents	(6,326,253)	(26,772,565)
Cash and cash equivalents, beginning of period	48,970,572	43,861,762
Cash and cash equivalents, end of period (note 5)	42,644,319	17,089,197

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

Consolidated Financial Statements   INTEROIL CORPORATION     3

InterOil Corporation Consolidated Statements of Shareholders' Equity (Unaudited, Expressed in United States dollars)

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Share capital
At beginning of period	373,904,356	259,324,133	259,324,133
Issue of capital stock (note 21)	12,520,193	114,580,223	-
At end of period	386,424,549	373,904,356	259,324,133
Preference shares
At beginning of period	-	6,842,688	6,842,688
Converted to common shares (note 22)	-	(6,842,688)	-
At end of period	-	-	6,842,688
8% subordinated debentures
At beginning of period	10,837,394	-	-
Issue of debentures (note 23)	-	13,036,434	-
Conversion to common shares during the year	-	(2,199,040)	-
At end of period	10,837,394	10,837,394	-
Contributed surplus
At beginning of period	15,621,767	10,337,548	10,337,548
Fair value of options exercised transferred to share capital (note 24)	(401,393)	(456,867)	-
Stock compensation expense (note 24)	1,424,453	5,741,086	705,247
At end of period	16,644,827	15,621,767	11,042,795
Warrants
At beginning of period (note 25)	2,119,034	2,119,034	2,119,034
Movement for period	-	-	-
At end of period	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income
Deferred hedge (loss)/gain
At beginning of period	18,012,500	-	-
Deferred hedge movement for period, net of tax (note 7)	(5,908,775)	18,012,500	-
Deferred hedge gain at end of period	12,103,725	18,012,500	-
Foreign currency translation reserve
At beginning of period	9,685,806	6,025,019	6,025,019
Foreign currency translation movement for period, net of tax	(6,329,028)	3,660,787	1,209,104
Foreign currency translation reserve at end of period	3,356,778	9,685,806	7,234,123
Accumulated other comprehensive income at end of period	15,460,503	27,698,306	7,234,123
Conversion options
At beginning of period	17,140,000	19,840,000	19,840,000
Movement for period (note 19)	-	(2,700,000)	-
At end of period	17,140,000	17,140,000	19,840,000
Accumulated deficit
At beginning of period	(220,186,930)	(208,389,853)	(208,389,853)
Net loss for period	2,643,480	(11,797,077)	(2,397,362)
At end of period	(217,543,450)	(220,186,930)	(210,787,215)
Shareholders' equity at end of period	231,082,857	227,133,927	95,615,558

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     4

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2009	2008
	$	$

Net income/(loss) as per Statement of Operations	2,643,480	(2,397,362)

Other comprehensive income/(loss), net of tax	(12,237,803)	1,209,104

Comprehensive loss	(9,594,323)	(1,188,258)

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     5

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

1.	Nature of operations and organization

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate.

Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the LNG project in PNG.  Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations.  Common and integrated costs are recovered from business segments on an equitable driver basis.

2.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below.  These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern.

The consolidated financial statements for the three months ended March 31, 2009 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying Company’s accounting policies.  These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.

Rate Regulation

InterOil is currently the sole refiner of hydrocarbons in Papua New Guinea under our 30 year agreement with the Papua New Guinea Government, which expires in 2035.  The government has undertaken to ensure that all domestic distributors purchase their refined petroleum products from our refinery, or any other refinery which is constructed in Papua New Guinea, at an Import Parity Price (‘IPP’).  The IPP is regulated by the Papua New Guinea Independent Consumer and Competition Commission (‘ICCC’).  In general, the IPP is the price that would be paid in Papua New Guinea for a refined product being imported.  For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel ) produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the posted price for such product in Singapore.  In November 2007, the IPP was modified by interim agreement  by changing the Singapore benchmark price from the ‘Singapore Posted Prices’ which is no longer being updated, to ‘Mean of Platts Singapore’ (‘MOPS’) which is the interim benchmark price for refined products in the region in which we operate.  As revised, the IPP more closely mirrors changes in the prices of crude feedstocks than the previous formula.  In addition, minor adjustments to this interim IPP formula were made in June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula.

InterOil is also a significant participant in the retail and wholesale distribution business in Papua New Guinea.  The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea.  Our Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.

No rate regulated assets or liabilities have been recognized as any gains or losses made due to rate regulation are to the Company’s account, and are not repayable/recoverable in the future.

(b)	Going concern

These consolidated financial statements have been prepared using Canadian GAAP applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

Consolidated Financial Statements   INTEROIL CORPORATION     6

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

For the three months ended March 31, 2009, the Company reported a profit of $2.6 million as compared to a loss of $2.4 million for the same quarter of 2008.  The total operating cash inflow was $18.6 million for the three months compared to a $10.1 million in the same quarter of 2008.  The Company reported a net operating cash inflow, before working capital movements, of $23.2 million for the three months compared to $1.4 million in the same quarter of 2008.  The net current assets balance as at March 31, 2009 was $61.2 million compared to $73.2 million as at March 31, 2008.

The Company has cash, cash equivalents and cash restricted of $60.0 million as at March 31, 2009 (March 2008 - $37.5 million), of which $17.4 million is restricted (March 2008 - $20.4 million).  The Company has a short term working capital facility of $190.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas.  This facility is secured by the assets it is drawn down against.  The overall facility limit has been increased by $20.0 million as part of the annual renewal process in quarter ended December 31, 2008.  As at March 31, 2009 only $64.6 million of this facility has been utilized, and the remaining facility remains available for use.  This facility is due to be renewed in August 2009.  During 2008 the Company also secured a $51.0 million (Papua New Guinea Kina 150.0 million) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. Westpac facility limit is Papua New Guinea Kina 80.0 million (approximately $27.2 million) and BSP facility limit is Papua New Guinea Kina 70.0 million (approximately $23.8 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in August 2009.  As at March 31, 2009 only $16.9 million of this combined facility has been utilized, and the remaining facility remains available for use.  Management expects these facilities to be renewed in due course as these working capital facilities are fully secured against trade debtors, inventory and cash deposits.

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to postpone these activities in the event sufficient funding is not available.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from operations will not be sufficient to facilitate further development of the Elk/Antelope well prospect and the Midstream Liquefaction LNG plant development.  Therefore the Company must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans.  Management expects that the Company will be able to secure the necessary financing through one of, or a combination or the aforementioned alternatives.  Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c)	Principles of consolidation

The accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 of the audited consolidated financial statements for the year ended December 31, 2008.  Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2008.

(d)	Changes in accounting policies

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective January 1, 2009, no items have been identified as having any material impact on the Company’s financial statements.

(e)	Reclassification

Certain prior years’ amounts have been reclassified to conform to current presentation.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and cash flow interest rate risk.  The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.  The Company uses derivative financial instruments to hedge certain price risk exposures.  Risk Management is carried out by the Finance Department under policies approved by the Board of Directors.  The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

Consolidated Financial Statements   INTEROIL CORPORATION     7

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(a)	Market risk

(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.  The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.

Most of the Company’s transactions are undertaken in United States Dollars (USD) and Papua New Guinea Kina (PGK).  Currently there are no foreign exchange hedge programmes in place.  The Papua New Guinea Kina exposures are minimal at the transactional level as the Downstream sales in local currency are used to adequately cover the operating expenses of the Midstream refinery and Downstream operations.  However, the translation of USD intercompany balances in PGK operating entities at period ends can result in material impact on the foreign exchange gains/losses on consolidation.

Changes in the PGK to USD exchange rate can affect our Midstream refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings.  The foreign exchange movement also impacts equity as translation gains/losses of our Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations.  The PGK weakened against the USD during the three months ended March 31, 2009 (from 0.3735 to 0.3400).

The financial instruments denominated in Papua New Guinea Kina are as follows:

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Financial Assets
Cash and cash equivalents	13,845,061	28,865,339	2,335,025
Receivables	28,695,750	39,307,624	58,773,385
Other financial assets	1,369,524	3,348,716	-

Financial liabilities
Payables	14,716,296	17,766,660	16,413,301
Working capital facility	16,917,188	15,405,627	-

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the US dollar to the Papua New Guinea Kina, with all other variables held constant.  Certain USD debt and other financial assets and liabilities, including intra-group balances, are not held in the functional currency of the relevant subsidiary.  This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities.  These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy.  If PGK strengthens against the USD, it will result in a gain, and vice versa.

	Quarter ended		Quarter ended
	March 31, 2009		March 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$

Post-tax gain/(loss)
USD/PGK - effect of 5% change	4,087,428	3,528,197	2,110,612	3,891,116

(ii) Price risk
The Midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to Downstream operations and other distributors.  The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

Consolidated Financial Statements   INTEROIL CORPORATION     8

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee.  All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of the crude and finished product inventory held at balance date to $10.0 movement in benchmark pricing, with all other variables held constant.

	Quarter ended		Quarter ended
	March 31, 2009		March 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$

Post-tax gain/(loss)
$10 increase in benchmark pricing	10,070,309	-	7,412,580	-

(iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.

As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk.  Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.  The Company is actively seeking to manage its cash flow interest-rate risks.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	March 31, 2009	December 31, 2008	March 31, 2008	Cash flow/fair value interest rate risk
	$	$	$
Financial Assets
Cash and cash equivalents	10,217,461	6,571,375	828,729	fair value interest rate risk
Cash and cash equivalents	32,426,858	42,399,197	16,260,468	cash flow interest rate risk
Cash restricted	281,526	290,782	344,858	fair value interest rate risk
Cash restricted	17,100,098	25,994,258	19,674,814	cash flow interest rate risk
Financial liabilities
OPIC secured loan	62,500,000	62,500,000	71,500,000	fair value interest rate risk
BNP working capital facility	26,403,359	53,386,775	33,025,778	cash flow interest rate risk
Merrill Lynch bridging facility	-	-	129,394,132	cash flow interest rate risk
Westpac working capital facility	9,242,663	15,405,627	-	cash flow interest rate risk
BSP working capital facility	7,674,525	-	-	cash flow interest rate risk
8% subordinated debentures	78,975,000	78,975,000	-	fair value interest rate risk

Consolidated Financial Statements   INTEROIL CORPORATION     9

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant.  Increase in LIBOR rates will result in a higher expense for the Company.

	Quarter ended		Quarter ended
	March 31, 2009		March 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$

Post-tax loss/(gain)
LIBOR +1%	22,609	-	39,299	-

(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products.  The 2008 output achieved includes distillates fuels, which includes diesel and jet fuels (58%) (Mar 2008 - 57%) and naphtha and low sulphur waxy residue (33%) (Mar 2008 – 40%).  The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b)         Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.  Due to the nature of the Upstream segment of the Company, funding is secured by means of indirect participation interests, capital raisings and other financing sources as required.  The Company endeavors to manage the liquidity risk by continually reviewing the liquidity position including cash flow forecasts to determine the forecast cash requirements and maintain appropriate liquidity levels.  All accounts payable and accrued liabilities are payable within one year. Changes in crude price environment will have impact on our liquidity position due to our working capital requirements.  For further details on our working capital facilities, refer to (e) below.

The ageing of accounts payables and accrued liabilities are as follows:

		Payable ageing between
Accounts payable and accrued liabilities	Total	<30 days	30-60 days	>60 days
	$	$	$	$
March 31, 2009	64,173,144	60,444,334	1,077,111	2,651,699
December 31, 2008	78,147,736	76,556,334	1,181,334	410,068
March 31, 2008	138,715,939	125,041,683	7,097,086	6,577,170

(c)         Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company.  The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets.  A significant amount of the Company’s export sales are made to two customers in Singapore which represented $33,024,426 (Mar 2008 - $49,611,420) or 21% (Mar 2008 – 26%) of total sales in the three months ended March 31, 2009.  The Company’s domestic sales for the three months ended March 31, 2009 were not dependent on a single customer or geographic region of Papua New Guinea.  The export sales to one customer is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.  The Company actively manages credit risk by routinely monitoring the credit ratings of Company’s customers and ageing of trade receivables.  The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency.

Consolidated Financial Statements   INTEROIL CORPORATION     10

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The maximum exposure to credit risk at the reporting date was as follows:

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Current
Cash and cash equivalents	42,644,319	48,970,572	17,089,197
Cash restricted	17,100,097	25,994,258	20,019,672
Trade receivables	41,437,218	42,887,823	84,102,363
Commodity derivative contracts	-	31,335,050	-
Non-current
Cash restricted	281,527	290,782	344,858

The ageing of receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing between
Net trade receivables	Total	Current and	30-60 days	>60 days
	$	<30 days $	$	$
March 31, 2009	41,437,218	34,903,297	2,777,913	3,756,007
December 31, 2008	42,887,823	33,515,675	5,128,127	4,244,022
March 31, 2008	84,102,363	67,372,796	3,761,859	12,967,708

The impairment of receivables at the reporting date was as follows:

			Overdue	Overdue
Gross trade receivables	Total	Current	(not impaired)	(impaired)
	$	$	$	$
March 31, 2009	45,408,052	24,817,194	16,620,024	3,970,834
December 31, 2008	47,496,119	18,592,467	24,295,356	4,608,296
March 31, 2008	86,845,804	50,751,561	33,350,802	2,743,441

Impairment is assessed by our Credit department on an individual customer basis, based on customer ratings and payment cycles of the customers.  An impairment provision is taken for all receivables where objective evidence of impairment exists.  The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

The movement in impaired receivables for the three months ended March 31, 2009 was as follows:

	Quarter ended	Year ended	Quarter ended
	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$

Trade receivables - Impairment provisions
Opening balance	4,608,296	3,176,807	3,176,807
Movement for period	(637,462)	1,431,490	(433,366)
Closing balance	3,970,834	4,608,296	2,743,441

(d)	Geographic risk

The operations of InterOil are concentrated in Papua New Guinea.

Consolidated Financial Statements   INTEROIL CORPORATION     11

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(e)         Financing facilities

As at March 31, 2009, the Company had drawn down against the following financing facilities:

•	BNP working capital facility (refer note 15)
•	Westpac working capital facility (refer note 15)
•	BSP working capital facility (refer note 15)
•	OPIC secured loan facility (refer note 18)
•	8% subordinated debentures (refer note 23)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Due:
No later than one year	52,320,547	77,792,402	42,025,778
Later than one year but not later than two years	9,000,000	9,000,000	9,000,000
Later than two years but not later than three years	9,000,000	9,000,000	9,000,000
Later than three years but not later than four years	9,000,000	9,000,000	9,000,000
Later than four years but not later than five years	87,975,000	87,975,000	9,000,000
Later than five years	17,500,000	17,500,000	156,500,000
	184,795,547	210,267,402	234,525,778

(f)         Effective interest rates and maturity profile

	Floating	Fixed interest maturing between						Non-interest	Total	Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	bearing		interest
March 31, 2009	rate	or less					5 years			rate
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000%

Financial assets
Cash and cash equivalents	32,145,331	10,498,988	-	-	-	-	-	-	42,644,319	1.14%
Cash restricted	17,381,624	-	-	-	-	-	-	-	17,381,624	0.00%
Receivables	-	-	-	-	-	-	-	41,437,218	41,437,218	-
Other financial assets	-	-	-	-	-	-	-	2,137,765	2,137,765	-
	49,526,955	10,498,988	-	-	-	-	-	43,574,983	103,600,926
Financial liabilities
Payables	-	-	-	-	-	-	-	64,173,145	64,173,145	-
Interest bearing liabilities	43,320,547	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	17,500,000	-	105,820,547	6.25%
Debentures liability	-	-	-	-	-	78,975,000	-	-	78,975,000	13.50%
Other financial liabilities	-	-	-	-	-	-	-	265,400	265,400	-
	43,320,547	9,000,000	9,000,000	9,000,000	9,000,000	87,975,000	17,500,000	64,438,545	249,234,092

	Floating	Fixed interest maturing between						Non-interest	Total	Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	bearing		interest
December 31, 2008	rate	or less					5 years			rate
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000%

Financial assets
Cash and cash equivalents	42,108,415	6,862,157	-	-	-	-	-	-	48,970,572	3.21%
Cash restricted	26,285,040	-	-	-	-	-	-	-	26,285,040	1.93%
Receivables	-	-	-	-	-	-	-	42,887,823	42,887,823	-
Other financial assets	-	-	-	-	-	-	-	35,824,624	35,824,624	-
	68,393,455	6,862,157	-	-	-	-	-	78,712,447	153,968,059
Financial liabilities
Payables	-	-	-	-	-	-	-	78,147,736	78,147,736	-
Interest bearing liabilities	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	17,500,000	-	131,292,402	6.30%
Debentures liability	-	-	-	-	-	78,975,000	-	-	78,975,000	13.50%
Other financial liabilities	-	-	-	-	-	-	-	-	-	-
	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	87,975,000	17,500,000	78,147,736	288,415,138

Consolidated Financial Statements   INTEROIL CORPORATION     12

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Floating	Fixed interest maturing between						Non-interest	Total	Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	bearing		interest
March 31, 2008	rate	or less					5 years			rate
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000%

Financial assets
Cash and cash equivalents	15,915,610	1,173,587	-	-	-	-	-	-	17,089,197	3.10%
Cash restricted	20,364,530	-	-	-	-	-	-	-	20,364,530	2.10%
Receivables	-	-	-	-	-	-	-	84,102,363	84,102,363	-
Other financial assets	-	-	-	-	-	-	-	1,502,302	1,502,302	-
	36,280,140	1,173,587	-	-	-	-	-	85,604,665	123,058,392
Financial liabilities
Payables	-	-	-	-	-	-	-	138,715,939	138,715,939	-
Interest bearing liabilities	33,025,778	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	156,500,000	-	234,525,778	8.90%
Other financial liabilities	-	-	-	-	-	-	7,797,312	1,690,325	9,487,637	5.00%
	33,025,778	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	164,297,312	140,406,264	382,729,354

(g)           Fair values

	March 31, 2009		December 31, 2008		March 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$	$	$
Financial instruments
Loans and receivables
Receivables	41,437,218	41,437,218	42,887,823	42,887,823	84,102,363	84,102,363
Held for trading
Commodity derivative contracts (note 7)	(265,400)	(265,400)	31,335,050	31,335,050	(1,690,325)	(1,690,325)

Financial assets
Cash and cash equivalents	42,644,319	42,644,319	48,970,572	48,970,572	17,089,197	17,089,197
Cash restricted	17,381,624	17,381,624	26,285,040	26,285,040	20,364,530	20,364,530

Financial liabilities at amortized cost
Current liabilities:
Accounts payable and accrued liabilities (note 12)	64,173,145	64,173,145	78,147,736	78,147,736	138,715,939	138,715,939
Working capital facility (note 15)	43,320,547	43,320,547	68,792,402	68,792,402	33,025,778	33,025,778
Current portion of secured loan (note 18)	9,000,000	9,177,983	9,000,000	9,012,228	8,991,667	9,000,000
Non-current liabilities
Secured loan (note 18)	52,421,319	57,760,203	52,365,333	58,753,276	190,591,507	192,500,000
8% Subordinated debenture liability (note 23)	65,767,840	65,767,840	65,040,067	65,040,067	-	-
Preference share liability (note 22)	-	-	-	-	7,797,312	7,797,312

The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for similar loan arrangements.   The 8% Subordinated debenture liability has an equity component on the balance sheet of $10,837,394 and a redemption amount of $78,975,000 as shown in table (f) above.

(h)         Capital management

The Finance department of the Company is responsible for capital management.  This involves the use of corporate forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management requirements.  Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s operating and capital expenditure requirements.

The Company is actively managing the gearing levels and raising capital/debt as required for optimizing shareholder returns.  The Company is actively trying to manage its gearing levels by maintaining the Debt-To-Capital Ratio (Long term Debt/(Shareholders’ equity + Long term Debt)) at 50% or less, and has made considerable progress in achieving this as at December 31, 2008.  The gearing levels were reduced to 34% in March 2009 from 68% in March 2008.

The optimum gearing levels for the Company are set by Management based on the stage of development of the Company, future needs for development and capital market conditions, and will be reassessed as situations change.

Consolidated Financial Statements   INTEROIL CORPORATION     13

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

This reduction in gearing levels as at March 31, 2009 as compared to March 31, 2008 was mainly due to the conversion of $60,000,000 of the $130,000,000 Bridging facility into common shares in May 2008.

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  The conversion price applicable to these debentures is $25.00 per share, with mandatory conversion if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.  During July 2008, $15,000,000 of the outstanding debentures were converted to common shares, leading to the issue of 600,000 common shares.  During November 2008, a further $1,025,000 of the outstanding debentures was converted to common shares, leading to the issue of 41,000 common shares.

We are also evaluating further opportunities of raising capital in the short term for our capital expenditure requirements.  In order to achieve this objective, the Company has filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system.  These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to $200.0 million of its debt securities, common shares, preferred shares and/or warrants ("Securities") in one or more offerings.  This preliminary short form base shelf prospectus has since been replaced with an omnibus shelf prospectus filed and accepted by the Ontario Securities Commission on August 7, 2008.  The corresponding registration statement on Form-10/A has also been filed with the SEC.

4.	Segmented financial information

As stated in note 1, management has identified four major business segments - upstream, midstream, downstream and corporate.  The corporate segment includes assets and liabilities that do not specifically relate to the other business segments.  Results in this segment primarily include financing costs and interest income.

Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 in the annual financial statements.

Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided.  The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

Consolidated Financial Statements   INTEROIL CORPORATION     14

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended March 31, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	82,478,482	-	78,362,073	-	-	160,840,555
Intersegment revenues	-	63,021,856	-	38,147	4,819,050	(67,879,053)	-
Interest revenue	5,200	22,420	4,803	32,112	2,933,815	(2,922,289)	76,061
Other revenue	606,085	-	-	139,626	-	-	745,711
Total segment revenue	611,285	145,522,758	4,803	78,571,958	7,752,865	(70,801,342)	161,662,327

Cost of sales and operating expenses	-	121,438,951	-	73,630,369	-	(58,658,605)	136,410,715
Administrative, professional and general expenses	1,214,163	2,292,138	2,371,880	2,682,394	5,294,679	(4,857,197)	8,998,057
Derivative (gain)/loss	-	(1,276,710)	-	-	-	-	(1,276,710)
Foreign exchange (gain)/loss	(349,316)	8,321,864	(6,489)	(982,148)	(593,997)	-	6,389,914
Exploration costs, excluding exploration impairment	216,046	-	-	-	-	-	216,046
Depreciation and amortisation	112,108	2,611,281	20,600	651,275	17,803	(32,492)	3,380,575
Interest expense	1,552,483	1,785,711	158,579	1,141,675	2,325,203	(2,922,289)	4,041,362
Total segment expenses	2,745,484	135,173,235	2,544,570	77,123,565	7,043,688	(66,470,583)	158,159,959
Income/(loss) before income taxes and non-controlling interest	(2,134,199)	10,349,523	(2,539,767)	1,448,393	709,177	(4,330,759)	3,502,368
Income tax expense	-	-	(12,694)	(484,701)	(359,423)	-	(856,818)
Non controlling interest	-	-	-	-	-	(2,070)	(2,070)
Total net income/(loss)	(2,134,199)	10,349,523	(2,552,461)	963,692	349,754	(4,332,829)	2,643,480

Total assets	154,324,869	277,002,087	11,891,521	91,458,863	452,676,821	(434,383,018)	552,971,143

Quarter ended March 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	75,507,850	-	115,864,425	-	-	191,372,275
Intersegment revenues	-	101,449,164	-	22,428	5,871,825	(107,343,417)	-
Interest revenue	43,751	15,643	12,715	9,733	2,659,071	(2,424,385)	316,528
Other revenue	574,210	-	-	151,084	-	-	725,294
Total segment revenue	617,961	176,972,657	12,715	116,047,670	8,530,896	(109,767,802)	192,414,097

Cost of sales and operating expenses	-	169,472,918	-	109,241,058	-	(101,730,292)	176,983,684
Administrative, professional and general expenses	1,809,775	1,696,609	1,679,161	2,237,177	6,660,811	(5,894,253)	8,189,280
Derivative (gain)/loss	-	1,618,425	-	-	-	-	1,618,425
Foreign exchange (gain)/loss	155,211	(1,539,104)	(30,555)	40,620	73,651	-	(1,300,177)
Gain on LNG shareholder agreement	-	-	-	-	-	-	-
Gain on buyback of minority interest	-	-	-	-	-	-	-
Loss on proportionate consolidation of PNG LNG Inc	-	-	-	-	-	-	-
Exploration (recoveries)/costs, excluding exploration impairment	(237,268)	-	-	-	-	-	(237,268)
Exploration impairment	25,331	-	-	-	-	-	25,331
Depreciation and amortisation	153,597	2,760,598	15,251	573,240	14,564	(32,492)	3,484,758
Interest expense	704,103	2,760,674	53,256	1,005,434	3,090,513	(2,424,382)	5,189,598
Total segment expenses	2,610,749	176,770,120	1,717,113	113,097,529	9,839,539	(110,081,419)	193,953,631
(Loss)/income before income taxes and non-controlling interest	(1,992,788)	202,537	(1,704,398)	2,950,141	(1,308,643)	313,617	(1,539,534)
Income tax expense	-	-	(24,133)	(753,166)	(80,714)	-	(858,013)
Non controlling interest	-	-	-	-	-	185	185
Total net income/(loss)	(1,992,788)	202,537	(1,728,531)	2,196,975	(1,389,357)	313,802	(2,397,362)

Total assets	110,490,794	365,057,517	7,517,196	139,177,226	494,901,482	(531,037,294)	586,106,921

Consolidated Financial Statements   INTEROIL CORPORATION     15

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

5.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Cash on deposit	40,473,298	46,761,362	16,260,468
Bank term deposits
- Papua New Guinea kina deposits	2,171,021	2,209,210	828,729
	42,644,319	48,970,572	17,089,197

6.	Supplemental cash flow information

	March 31,	March 31,
	2009	2008
	$	$
Cash paid during the year
Interest	183,897	2,099,123
Income taxes	138,326	47,817
Interest received	75,174	310,303
Non-cash investing and financing activities:
(Decrease)/increase in deferred gain on contributions to LNG project	(4,420,838)	3,107,330
Loss/(gain) on proportionate consolidation of LNG project	724,357	(236,666)
Increase in share capital from:
the exercise of share options	401,393	-
buyback of Merrill Lynch interest in LNG Project	11,250,000	-

7.	Financial instruments

Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In the three months ended March 31, 2009, the Company earned 0.0% (2008 – 2.1%) on the cash on deposit which related to the working capital facility. In the three months ended March 31, 2009, cash and cash equivalents earned an average interest rate of 1.14% per annum (2008 – 3.08%) on cash, other than the cash on deposit that was related to the working capital facility.

Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Cash deposit on working capital facility (0.0%)	17,100,097	25,994,258	19,550,820
Debt reserve for secured loan	-	-	468,852
Cash restricted - Current	17,100,097	25,994,258	20,019,672

Bank term deposits on Petroleum Prospecting Licenses (1.0%)	113,226	124,097	118,151
Cash deposit on office premises (4.2%)	168,301	166,685	226,707
Cash restricted - Non-current	281,527	290,782	344,858
	17,381,624	26,285,040	20,364,530

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas.  The balance is based on 20% of the outstanding balance of the base facility plus any amounts that are fully cash secured.  The cash held as deposit on secured loan used to support the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).  This cash deposit requirement was waived until December 31, 2008 by way of an amendment in December 2006.

Debt reserve for secured loan was maintained in accordance to the terms of the Merrill Lynch bridging facility.  This facility was fully repaid in May 2008 resulting in no further requirement to maintain any funds in the debt reserve account.

Consolidated Financial Statements   INTEROIL CORPORATION     16

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

7.	Financial instruments (cont’d)

Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

Commodity derivative contracts

InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.

At March 31, 2009, InterOil had a net payable of $265,400 (Dec 2008 – receivable of $31,335,050, Mar 2008 – payable of $1,690,325) relating to commodity hedge contracts.  Of this total, a receivable of $nil (Dec 2008 - $16,261,000, Mar 2008 - $nil) relates to hedge accounted contracts as at March 31, 2009 and a payable of $265,400 (Dec 2008 – receivable of $15,074,050, Mar 2008 – payable of $1,690,325) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.  The gain on hedges for which final pricing will be determined in future periods was $12,103,725 (Dec 2008 - $18,012,500, Mar 2008 - $nil) and has been included in comprehensive income.  The hedges that have resulted in a gain being included within comprehensive income at March 31, 2009 were settled in January 2009.  However, these gains will be released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover will occur.

a. Hedge accounted contracts:

There was no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at March 31, 2009 or March 31, 2008.

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2008:

		Notional			Fair Value
		Volumes			December 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Crude Swap	Buy Brent	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	(25,493,100)
Crude Swap	Buy Brent	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	(19,529,200)
Crude Swap	Buy Brent	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	(18,441,700)
Crude Swap	Buy Brent	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	(17,682,200)
Gasoil Swap	Sell Gasoil	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	29,068,800
Gasoil Swap	Sell Gasoil	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	23,425,400
Gasoil Swap	Sell Gasoil	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	22,461,200
Gasoil Swap	Sell Gasoil	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	21,672,800
					15,482,000
Add: Priced out but unsettled hedge accounted contracts as at December 31, 2008					779,000
					16,261,000

A profit of $5,076,975 was recognized from effective portion of priced out hedge accounted contracts for the three months ended March 31, 2009 (Mar 2008 – $560,000).

b. Non-hedge accounted derivative contracts:

In addition to the above hedge accounted contracts, as at March 31, 2009, the Company had the following open non-hedge accounted derivative contracts outstanding. Any gains/losses on these contracts are disclosed separately in the statement of operations for the period.

As at March 31, 2009, there was no outstanding non-hedge accounted derivative contracts.

		Notional			Fair Value
		Volumes			March 31, 2009
Derivative	Type	(bbls)	Expiry	Derivative type	$
None Outstanding	-	-	-	-	-
-
Add: Priced out non-hedge accounted contracts as at March 31, 2009					(265,400)
(265,400)

Consolidated Financial Statements   INTEROIL CORPORATION     17

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

7.	Financial instruments (cont’d)

As at December 31, 2008:

		Notional			Fair Value
		Volumes			December 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Brent Swap	Sell Brent	195,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	3,965,000
Brent Swap	Buy Brent	130,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	(1,129,750)
Brent Swap	Sell Brent	165,000	Q2 2009	Cash flow hedge - Manages the export price risk of LSWR	(413,200)
					2,422,050
Add: Priced out non-hedge accounted contracts as at December 31, 2008					12,652,000
					15,074,050

As at March 31, 2008:

		Notional			Fair Value
		Volumes			March 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Brent Swap	Sell Brent	60,000	Q2 2008	Cash flow hedge - Manages the export price risk of LSWR	183,000
Brent Swap	Buy Brent	60,000	Q2 2008	Cash flow hedge - Manages the export price risk of LSWR	(66,000)
Kerosene Swap	Sell kerosene less tapis	150,000	Q2 2008	Cash flow hedge - Manages the refining margin on producing and selling kerosene	(351,600)
					(234,600)
Add: Priced out non-hedge accounted contracts as at March 31, 2008					(1,455,725)
					(1,690,325)

A profit of $926,910 was recognized on the non-hedge accounted derivative contracts for the three months ended March 31, 2009 (Mar 2008 – loss of $1,618,425).

8.	Trade receivables

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $60,000,000 (refer to note 15).  As at March 31, 2009, $nil (Dec 2008 - $3,141,238, Mar 2008 - $26,100,439) in outstanding trade receivables had been sold with recourse under the facility.  As the sale is with recourse, the discounted receivables, if any, are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility.  The Company has retained the responsibility for administering and collecting accounts receivable sold.  The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

At March 31, 2009, $16,050,268 (Dec 2008 - $10,300,542, Mar 2008 - $73,292,598) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 15.  This balance includes $3,005,799 (Dec 2008 - $6,912,883, Mar 2008 - $38,191,642) of intercompany receivables which were eliminated on consolidation.

Consolidated Financial Statements   INTEROIL CORPORATION     18

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

9.	Inventories

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Midstream - refining and marketing (crude oil feedstock)	10,175,122	25,556,463	20,729,868
Midstream - refining and marketing (refined petroleum product)	31,515,290	30,167,417	58,176,072
Midstream - refining and marketing (parts inventory)	246,558	288,643	299,127
Downstream (refined petroleum product)	31,732,673	27,024,803	53,111,837
	73,669,643	83,037,326	132,316,904

At March 31, 2009 and December 31, 2008, inventory had been written down to its net realizable value.  The write down of $205,546 (Dec 2008 - $8,529,016) relating to refined petroleum products is included in ‘Cost of sales and operating expenses’ within the ‘Consolidated Statement of Operations’.  No write down was necessary at March 31, 2008.

At March 31, 2009, $41,936,970 (Dec 2008 - $56,012,523, Mar 2008 - $79,205,067) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 15.

Inventories recognized as expense during the three months ended March 31, 2009 amounted to $139,791,034 (Mar 2008 - $180,468,442).

10.	Plant and equipment

The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $325,266 (Dec 2008 - $343,069, Mar 2008 - $357,896) which are located in Australia.  Amounts in deferred project costs and work in progress are not being amortized.

Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

March 31, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	247,520,562	231,355	42,397,839	485,628	290,682,699
Deferred project costs and work in progress	-	54,796	2,252,060	2,772,034	-	5,078,890
Consolidation entries	-	-	-	-	(2,696,834)	(2,696,834)
Accumulated depreciation and amortisation	(44,564)	(46,380,092)	(105,939)	(26,443,533)	(160,362)	(73,134,490)

Net book value	2,751	201,195,266	2,377,476	18,726,340	(2,371,568)	219,930,265

Capital expenditure for quarter ended March 31, 2009	-	27,585	-	1,221,092	-	1,248,677

December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	247,520,562	219,315	46,299,775	485,628	294,572,595
Deferred project costs and work in progress	-	27,211	2,134,858	1,979,253	-	4,141,322
Consolidation entries	-	-	-	-	(2,729,327)	(2,729,327)
Accumulated depreciation and amortisation	(43,568)	(43,768,810)	(80,554)	(28,363,540)	(142,559)	(72,399,031)

Net book value	3,747	203,778,963	2,273,619	19,915,488	(2,386,258)	223,585,559

Capital expenditure for year ended December 31, 2008	-	529,033	92,494	4,108,630	95,493	4,825,650

Consolidated Financial Statements   INTEROIL CORPORATION     19

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

10.	Plant and equipment (cont’d)

March 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	247,254,708	135,157	44,899,302	448,591	292,785,073
Deferred project costs and work in progress	-	115,512	2,275,189	2,174,341	-	4,565,042
Consolidation entries	-	-	-	-	(2,826,803)	(2,826,803)
Accumulated depreciation and amortisation	(40,536)	(35,560,309)	(29,783)	(28,726,734)	(90,695)	(64,448,057)

Net book value	6,779	211,809,911	2,380,563	18,346,909	(2,468,907)	230,075,255

Capital expenditure for quarter ended March 31, 2008	-	351,480	-	542,788	58,456	952,725

During the three months ended March 31, 2009, InterOil recognized a gain/loss of $nil on the disposal of assets (Mar 2008 – gain of $285,206).

11.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Drilling equipment	13,790,192	13,857,772	14,449,066
Inventory	10,933,888	10,113,808	9,378,372
Petroleum Prospecting License drilling programs at cost	121,044,557	104,042,379	72,839,929
	145,768,637	128,013,959	96,667,367

Refer to Note 12 below for details of Petromin participation in the Elk/Antelope field and the treatment of the $7,435,000 advance received from them in relation to this participation agreement.

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Exploration costs, excluding exploration impairment	216,046	995,532	(237,268)
Exploration impairment
Costs incurred in prior years	-	-	-
Costs incurred in current year	-	107,788	25,331
Total exploration impairment	-	107,788	25,331
	216,046	1,103,320	(211,937)

12.	Accounts payable and accrued liabilities

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Accounts payable - crude import	-	25,233,525	65,147,567
Accounts payable - diesel import	-	-	21,163,248
Other accounts payable and accrued liabilities	64,173,145	52,914,211	48,343,117
Income tax payable	-	-	4,062,007
Total accounts payable and accrued liabilities	64,173,145	78,147,736	138,715,939

Consolidated Financial Statements   INTEROIL CORPORATION     20

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

12.	Accounts payable and accrued liabilities

Petromin participation in Elk/Antelope field
On October 30, 2008, Petromin PNG Holdings Limited (‘Petromin’), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), agreed to take a 20.5% direct interest in the Elk/Antelope field.  Petromin will contribute an initial deposit and will conditionally fund 20.5% of the costs of developing the Elk/Antelope field.  The relevant legislation on the State’s right to invest arises upon issuance of the Prospecting Development Licence (‘PDL’), which has not yet occurred.  The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe, or the State does not designate Petromin to hold its interest at that time.  In the event the PDL is not granted for the Elk/Antelope field, Petromin will be issued InterOil common shares based on a five day Volume Weighted Average Price (‘VWAP’) immediately prior to the date of issue.  As at March 31, 2009, $7,435,000 advance payment received from Petromin has been held under ‘Other accounts payable and accrued liabilities’ above. Once the PDL is formed, conveyance accounting following the guidance in paragraphs 47(h) and 47(j) of SFAS 19 will be triggered.

13.	Deferred gain on contributions to LNG Project

On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc..  As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position.  Two ‘A’ Class shares were owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd.  All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.

InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement.  The main items contributed by InterOil into the Joint venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, General Supply Agreements secured with other landowners for supply of gas, advanced stage of project development, etc.  Fair value was determined based on the agreement between the independent joint venture partners.

The other Joint Venture partners are being issued ‘B’ Class shares as they contribute cash into the Joint Venture Company by way of cash calls.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at March 31, 2009 is 86.66%, the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (13.34% - amounting to $13,076,272) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain will increase as the other Joint Venture partners increase their shareholding in the project.  The gain has been deferred in accordance with the principles of proportionate consolidation as per CICA 3055 – ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future.  The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 652,931 common shares totaling $11,250,000 for its share of the settlement. After the completion of this transaction, Merrill Lynch does not retain any ownership in the PNG LNG project. Subsequent to quarter end, as part of post close adjustments, 153,097 common shares were returned to InterOil.

The two ‘A’ Class shares held by Merrill Lynch have been transferred equally to InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd.  A further 172 ‘A’ Class shares have been issued to InterOil LNG Holdings Inc. and 173 ‘A’ Class shares have been issued to Pacific LNG Operations Ltd bringing the ‘A’ Class shareholding of both remaining joint venture partners to 175 ‘A’ Class shares each, giving equal voting rights and board positions in the joint venture.

Consolidated Financial Statements   INTEROIL CORPORATION     21

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

14.	Goodwill

As noted above in note 13, On February 27, 2009, InterOil LNG Holdings Inc. acquired its portion of Merrill Lynch’s interest in the Joint Venture Company for $11,250,000.

As part of the acquisition, InterOil LNG Holdings Inc. was transferred 548,806 ‘B’ Class shares held by Merrill Lynch, with a fair value of $5,488,060.  The amount recognized as goodwill of $5,761,940 represents the amount of purchase consideration paid to Merrill Lynch over and above the fair value of the identifiable net assets acquired.

15.	Working capital facility

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
BNP Paribas working capital facility - midstream	53,386,775	66,501,372	36,873,508
Westpac working capital facility - downstream	15,405,627	-	-
Total working capital facility	68,792,402	66,501,372	36,873,508

BNP Paribas working capital facility

InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $190,000,000.  The facility is renewable annually and as part of the current year renewal process, which was completed in the quarter ended September 30, 2008, the overall facility limit was increased by $20,000,000 to $190,000,000 to accommodate higher crude prices and resulting increases in working capital requirements.

This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions.  The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances.  In addition to the base facility, the agreement offers both; cash secured short term facility, and a discounting facility on specific monetary receivables (note 8).  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility bears interest at LIBOR + 3.5% on the short term advances.  During the three month period the weighted average interest rate was 5.59% (Mar 2008 – 5.96%).  The following table outlines the facility and the amount available for use at quarter end:

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Working capital credit facility	190,000,000	190,000,000	170,000,000

Less amounts included in the working capital facility liability:
Short term advances	(26,403,359)	(50,245,537)	(6,925,339)
Discounted receivables (note 8)	-	(3,141,238)	(26,100,439)
	(26,403,359)	(53,386,775)	(33,025,778)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(38,200,000)	(27,600,000)	(87,000,000)
Bank guarantees on hedging facility	-	-	(3,000,000)
Working capital credit facility available for use	125,396,641	109,013,225	46,974,222

At March 31, 2009, the company had three letters of credit outstanding totalling $38,200,000. The first letter of credit for $2,600,000 was for a gasoline cargo and was drawn down on April 1, 2009.  The second letter of credit for $2,100,000 was also for a gasoline cargo and was drawn down on April 27, 2009.  The third letter of credit for $33,500,000 was for a crude cargo and was drawn down on May 1, 2009.

The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $17,100,098 (Dec 2008 - $25,994,258, Mar 2008 - $19,550,820) which is being maintained as a security margin for the facility.  In addition, inventory of $41,936,970 (Dec 2008 - $56,012,523, Mar 2008 - $79,205,067) and trade receivables of $16,050,268  (Dec 2008 – $10,300,542, Mar 2008 - $73,292,598) also secured the facility.  The trade receivable balance securing the facility includes $3,005,799 (Dec 2008 - $6,912,883, Mar 2008 - $38,191,642) of inter-company receivables which were eliminated on consolidation.

Consolidated Financial Statements   INTEROIL CORPORATION     22

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

15.	Working capital facility (cont’d)

Westpac and Bank South Pacific working capital facility

On October 24, 2008 the Company secured a Papua New Guinea Kina 150,000,000 (approximately $51,000,000) combined revolving working capital facility for its wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited (‘BSP’) and Westpac Bank PNG Limited. Westpac facility limit is Papua New Guinea Kina 80,000,000 (approximately $27,200,000) and BSP facility limit is Papua New Guinea Kina 70,000,000 (approximately $23,800,000).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annually and is due for renewal in August 2009.  These facilities are secured by a fixed and floating charge over the assets and liabilities of Downstream operations.

16.	Acquisition of a subsidiary

InterOil New York Inc

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S.  The Company had not undertaken any activities as at March 31, 2009.

17.	Related parties

Petroleum Independent and Exploration Corporation (“P.I.E”)

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company's oil refinery project.  Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement.  SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI.  Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.  InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the three months ended March 31, 2009, $37,500 (Mar 2008 - $37,500) was expensed for the sponsor's legal, accounting and reporting costs.  These costs were included in accrued liabilities at March 31, 2009.

Breckland Limited

This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the three month period amounted to $nil (Mar 2008 - $nil).  An amount of $9,562 was reimbursed by the Company in February 2008 for expenses associated with Mr. Grundy’s travel for board meetings.

Director fees

Amounts due to Directors at March 31, 2009 totaled $58,250 for Directors fees (Dec 2008 - $27,750, Mar 2008 - $30,500) and $nil for Executive Director bonuses (Dec 2008 - $nil, Mar 2008 - $nil,).  These amounts are included in accounts payable and accrued liabilities.  An amount of $30,500 (Dec 2008 - $120,000, Mar 2008 - $30,500) was paid or payable to the Directors for Directors fees during the quarter.

BNP Paribas

One of our Directors, Edward Speal, is the Managing Director of BNP Paribas (New York).  InterOil has a working capital facility with BNP Paribas (Singapore) of $190,000,000 (as per note 15) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).

Consolidated Financial Statements   INTEROIL CORPORATION     23

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

18.	Secured loan

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	13,500,000
Secured loan (bridging facility) - current portion	-	127,810,093	-
Secured loan (bridging facility) - deferred financing costs	-	(33,333)	-
Total current secured loan	9,000,000	136,776,760	13,500,000

Secured loan (OPIC) - non current portion	53,500,000	62,500,000	62,500,000
Secured loan (OPIC) - deferred financing costs	(1,134,667)	(1,358,611)	-
Secured loan (bridging facility) - non current portion	-	-	121,666,433
Total non current secured loan	52,365,333	61,141,389	184,166,433

Total secured loan	61,365,333	197,918,149	197,666,433

OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000.  The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to the end of the loan agreement, being June 30, 2015 and December 31, 2015.  As part of the amendment, OPIC also waived the requirement to have cash deposits against the next two interest payments until December 31, 2008.  The loan is secured over the assets of the refinery project which have a carrying value of $200,866,422 at March 31, 2009 (Dec 2008 - $203,778,963, Mar 2008 - $211,809,911).

The interest rate on the loan is equal to the treasury cost applicable to each promissory note (at the date of draw down) outstanding plus the OPIC spread (3%).  During the three months ended March 31, 2009 the weighted average interest rate was 6.88% (Mar 2008 – 7.10%) and the total interest expense included in long term borrowing costs was $1,074,664 (Mar 2008 - $1,232,457).

As at March 31, 2009, two installment payments amounting to $4,500,000 each which will be due for payment on June 30, 2009 and December 31, 2009 have been reclassified into the current portion of the liability.  The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness.  As of March 31, 2009, the company was in compliance with all applicable covenants.

Deferred financing costs relating to the OPIC loan of $1,078,681 (Dec 2008 - $1,134,667, Mar 2008 - $1,302,625) are being amortized over the period until December 2014.

The accrued financing costs of $nil (Dec 2008 $nil, Mar 2008 - $1,087,500) included discounting of the liability and costs in relation to the modification of the loan repayments.  The total liability of $1,450,000 was due for payment in four quarterly installments of $362,500 commencing on December 31, 2007.  The installments due for payment within twelve months were included within accounts payable and accrued liabilities.  All four of these installments have been made as at March 31, 2009.

Bank covenants under the above facility currently restrict the payment of dividends by the Company.

Bridging Facility

InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch.  On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share.  On May 12, 2008 the remaining $70,000,000 of the bridging facility was repaid from the proceeds of 8% subordinated convertible debentures (refer note 23).  The interest rate on the loan was 4% per annum over the life of the loan as the conditions for maintaining the discounted interest rate, i.e., signing of a definitive LNG/NGL Project Agreement, was met within an agreed time frame.

The loan was initially valued on the balance sheet based on the present value of the expected cash flows.  The interest expense was recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project.  The effective rate used in the present value calculation was 9.18%. The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as a deferred liquefaction project liability.   This deferred liability of $6,553,080 was transferred to the profit and loss account as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.

Consolidated Financial Statements   INTEROIL CORPORATION     24

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

19.	Indirect participation interests

Indirect participation interest (“IPI”)

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Indirect participation interest ("IPI")	72,471,966	72,476,668	96,086,369

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors.  In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling the eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237.  The investors will be able to approve the location of the final two wells to be drilled.  In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.  Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit their right to the well in question as well as their right to convert into common shares.  InterOil has drilled four exploration wells under the IPI agreement as at March 31, 2009.

The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity.  InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005.  These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259.  InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors and they elect to participate in the Petroleum Development License (‘PDL’) for a successful well.  InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company.  All Geological & Geophysical (‘G&G’) costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.  When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied.  This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet.  The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.

Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share.  Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements.  Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.  The balance of the indirect participation interest that may be converted into shares is a maximum of 2,160,000 common shares (Dec 2008 – 2,160,000, Mar 2008 – 3,306,667) due to the conversion of 476,667 shares and waiver of rights to 696,667 shares as explained below.

During 2007, one of the IPI investors exercised their right to convert their interest into 26,667 common shares.  During the quarter ended September 30, 2008 two IPI investors also exercised their conversion rights into 450,000 InterOil common shares.  The conversions during quarter ended September 30, 2008 reduced the IPI liability balance by $13,076,270 and the conversion option balance by $2,700,000 as compared to the balance at December 31, 2007.

During the year ended December 31, 2008, two of the investors’ with a combined 5.225% interest in the eight well drilling program waived their right to convert their IPI percentage into 696,667 common shares.  These waivers have resulted in conveyance being triggered on this portion of the IPI agreement for the year ended December 31, 2008.

The Company has applied the guidance in paragraph 47(h) of SFAS 19 in relation to sale of these unproved properties and directly apportioned the proceeds to each of the 8 wells in the program.  Based on the guidance, the proceeds attributed to each well have been assessed against the capitalized costs relating to each of these properties.  Proceeds of $4,735,084 relating to wells that have no capitalized costs on the balance sheet, which have been expensed in previous years, have been recognized as a gain in the Statement of Operations in the year ended December 31, 2008.  Proceeds of $5,803,049 have been allocated to the capitalized costs in relation to the conveyance of wells that do have capitalized costs on the balance sheet.  The proceeds on conveyance for the portion relating to the remaining obligations under the IPI Agreement, is still being maintained as part of the IPI liability.

Consolidated Financial Statements   INTEROIL CORPORATION     25

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

19.	Indirect participation interests (cont’d)

Subsequent to quarter end on April 17, 2009, one of the investor who has a 1.2% interest in the eight well drilling program (4.8% of the IPI Agreement) has waived its right to convert its IPI percentage into common shares. This waiver will result in conveyance being triggered on this portion of the IPI agreement for the quarter ended June 30, 2009.

Indirect participation interest – PNGDV

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Current portion	540,002	540,002	541,105
Non current portion	844,490	844,490	843,387
Total indirect participation interest - PNGDV	1,384,492	1,384,492	1,384,492

As at March 31, 2009, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,384,492 (Dec 2008 - $1,384,492, Mar 2008 - $1,384,492).  In 2006 an amendment was made to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of the four wells is Elk-1, with an additional two exploration wells to be drilled after Elk-4/A).  PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital.  The Company has also recognized an initial liability relating to its obligation to drill the above four wells on behalf of the investors of $3,588,560.  The difference between the opening balance and the amount allocated to share capital and the revised amount allocated to the liability of $1,851,421 has been expensed as a cost of amending the original transaction.

During the three months ended March 31, 2009, $nil (Mar 2008 – $540,002) of geological and geophysical costs and drilling costs in relation to the Elk-4A exploratory well have been allocated against the liability bringing the remaining balance to $1,384,492.  PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike the IPI non-financial liability noted above.

Other

In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24.  As at the end of March 31, 2009 we have drilled 6 exploration wells since inception of our exploration program within PPL 236, 237 and 238 in Papua New Guinea.   In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

20.	Non controlling interest

The non controlling interest as at March 31, 2009 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.02% minority shareholding in SPI InterOil LDC.  InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis.  This election may be made by PIE Corp. at any time.

Consolidated Financial Statements   INTEROIL CORPORATION     26

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

21.  Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.  Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2008	31,026,356	259,324,133

Shares issued on Private Placement	2,728,477	58,938,305
Shares issued on exercise of options	58,000	1,413,587
Shares issued on preference share conversion and interest payments	532,754	15,012,950
Share issued as placement fee on debenture issue	228,000	5,700,000
Share issued on debenture conversions	641,000	15,118,483
Shares issued on debenture interest payments	259,105	2,620,628
Shares issued on conversion of indirect participation interest	450,000	15,776,270

December 31, 2008	35,923,692	373,904,356

Shares issued on exercise of options	60,000	1,270,193
Shares issued on buyback of LNG Interest (note 13)	652,931	11,250,000

March 31, 2009	36,636,623	386,424,549

22.	Preference Shares

In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000. 517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000.  The preferred stock carried a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers’ option on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2007. The holder can convert into common shares at any time.

Based on guidance under CICA 3863, the preference shares were assessed based on the rights attached to those shares in determining whether it exhibited the fundamental characteristic of a financial liability or equity.  Management has assessed that although the preference shares issued exhibit some characteristics of an equity instrument, the fixed interest right is in the nature of a liability.  Management had applied residual basis and has valued the liability component first and assigned the residual value to the equity component. Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 8.9% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature.  The liability component was valued at $7,797,312 and the remaining balance of $7,202,688 was allocated to the equity component before offsetting transaction costs.  The transaction costs relating to the preference share issue amounting to $750,000 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component has been expensed, and costs relating to the equity component have been allocated against the equity component recognized.

The preference dividend payment of 5% per annum is treated as an interest expense and is expensed in the Statement of Operations for the year.  The preference dividend paid for the three months ended March 31, 2009 was $nil (Mar 2008 - $186,475).  During the quarter ended September 30, 2008 all preference shares issued (517,777 shares) were converted into common shares.

23.	8% subordinated debentures

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  The debenture holders have the right to convert their debentures into common shares at any time at a conversion price of $25.00 per share.  The Company has the right to require the debenture holders to convert if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.

Consolidated Financial Statements   INTEROIL CORPORATION     27

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

23.	8% subordinated debentures (cont’d)

Based on guidance under CICA 3863, the debentures should be assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity.  Management has assessed that the debenture instrument mainly exhibits characteristics that are liability in nature; however, the embedded conversion feature is equity in nature and needs to be bifurcated and disclosed separately within equity.  Management has applied residual basis and has valued the liability component first and assigned the residual value to the equity component.

Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 13.5% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature.  The liability component was valued at $81,933,311 and the remaining balance of $13,066,689 was allocated to the equity component before offsetting transaction costs.

The placement fee of $5,700,000 paid to the investors in common shares of the Company was treated to be in the nature of a debt discount and was offset against the liability component.  The transaction costs relating to the issue amounting to $219,966 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component of $189,711 has been offset against the liability component, and costs relating to the equity component of $30,255 have been allocated against the equity component recognized.

The liability component on initial recognition after adjusting for the placement fee and transaction costs amounted to $76,043,600 and the equity component amounted to $13,036,434.  The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value.  The accretion expense relating to the debenture liability for the three months ended March 31, 2009 was $727,773 (Mar 2008 - $nil).  In addition to the accretion, interest at 8% per annum has been expensed for the three months ended March 31, 2009 amounting to $1,597,430 (Mar 2008 - $nil). The interest payable up to November 9, 2008 was paid in a combination of cash and shares.  The interest accrued at March 31, 2009 is $2,495,041.

During the year ended December 31, 2008, certain debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company.  As at March 31, 2009, of the 3,800,000 convertible debentures issued, 3,159,000 (Mar 2008 – nil), were outstanding.

24.	Stock compensation

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel.  Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules.  Upon resignation or retirement, vested options must be exercised within 90 days or before expiry of the options if this occurs earlier.

	Quarter ended March 31,
	2009		2008
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	1,839,500	20.18	1,200,500	23.70
Granted	120,000	15.79	100,000	20.27
Exercised	(60,000)	(14.48)	-	-
Forfeited	(49,000)	(30.39)	(5,500)	(28.68)
Expired	(45,000)	(34.18)	-	-
Outstanding at end of period	1,805,500	20.44	1,295,000	23.58

At March 31, 2009, in addition to the options outstanding as per the above table, there were an additional 218,500 (Dec 2008 – 309,500, Mar 2008 – 1,156,000) common shares reserved for issuance under the Company’s stock option plans.

Consolidated Financial Statements   INTEROIL CORPORATION     28

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

24.	Stock compensation (cont’d)

Options issued and outstanding				Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
8.01 to 12.00	545,000	9.81	4.82	40,000	9.92
12.01 to 24.00	685,000	17.80	2.84	422,000	18.03
24.01 to 31.00	228,000	29.35	2.52	78,000	30.15
31.01 to 41.00	272,500	34.65	5.97	75,000	33.82
41.01 to 51.00	75,000	43.22	1.65	75,000	43.22
	1,805,500	20.44	3.76	690,000	23.38

Aggregate intrinsic value of the 1,805,500 options issued and outstanding as at March 31, 2009 is $21,589,734. Aggregate intrinsic value of 690,000 options exercisable as at March 31, 2009 is $8,962,193.

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2009 was $10.37 (Mar 2008 - $8.74).  The total intrinsic value of options exercised during the three months ended March 31, 2009 was $401,393 (Mar 2008 - $nil).  Cash received from option exercise under all share-based payment arrangements for the three months ended March 31, 2009 was $868,800 (Mar 2008 - $nil).

The fair value of the 120,000 (Mar 2008 – 100,000) options granted subsequent to January 1, 2009 has been estimated at the date of grant in the amount of $1,243,937 (Mar 2008 - $1,234,108) using a Black-Scholes pricing model.  An amount of $1,424,453 (Mar 2008 - $705,247) has been recognized as compensation expense for the three months ended March 31, 2009.  The current year compensation expense of $1,423,453 (Mar 2008 - $705,247) was adjusted against contributed surplus under equity, out of which $401,393 (Mar 2008 - $nil) was transferred to share capital on exercise of options, leaving a net impact of $1,023,060 (Mar 2008 - $705,247) on contributed surplus.

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2009	Jan 1 to Mar 31	1.1	-	83	5.0
2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	April 1 to Sep 30	2.7	-	80	5.0
2008	January 1 to March 31	2.2	-	73	5.0

25.	Warrants

In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91.  A total of 337,252 (Dec 2008 – 337,252, Mar 2008 – 337,252) were outstanding at March 31, 2009.  The warrants are exercisable between August 27, 2004 and August 27, 2009.  The warrants are recorded at the fair value calculated at inception as a separate component of equity.  The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.

26.	Earnings/(Loss) per share

Preferred stock, warrants, conversion options and stock options totaling 7,466,752 common shares at prices ranging from $9.80 to $43.22 were outstanding as at March 31, 2009 and were included in the computation of the diluted earnings per share for the quarter ended March 31, 2009.   However, the dilutive instruments outstanding at March 31, 2008 were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.

Consolidated Financial Statements INTEROIL CORPORATION	29

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

26.	Earnings/(Loss) per share (cont’d)

Potential dilutive instruments outstanding	Number of shares March 31, 2009	Number of shares March 31, 2008
Preferred stock	-	517,777
Employee stock options	1,805,500	1,295,000
IPI Indirect Participation interest - conversion options	2,160,000	3,306,667
8% Convertible debentures	3,159,000	-
Warrants	337,252	337,252
Others	5,000	5,000
Total stock options/shares outstanding	7,466,752	5,461,696

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation is the net profit/loss as per Consolidated Statement of Operations same as inclusion of convertible securities under ‘if-converted’ method would result in the EPS being anti-dilutive.

The reconciliation between the ‘Basic’ and ‘Basic & Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

	March 31,	March 31,
	2009	2008

Basic	35,780,538	31,026,356
Employee options (using treasury stock method)	231,990	-
Diluted	36,012,528	31,026,356

27.	Commitments and contingencies

Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Secured loan and debenture obligations	141,475	9,000	9,000	9,000	9,000	87,975	17,500
Indirect participation interest - PNGDV (note 19)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	877	859	18	-	-	-	-
Petroleum prospecting and retention licenses (a)	95,000	16,500	4,500	23,333	35,333	15,334	-
	238,736	26,899	14,362	32,333	44,333	103,309	17,500

(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount Interoil has committed as a condition on renewal of these licenses.  Of this commitment, as at March 31, 2009, management estimates that $45,419,418 would satisfy the commitments in relation to the IPI investors .

Contingencies:

The Company, certain of its subsidiaries, the Company’s Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC are defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas.  The plaintiffs claim to be members of a partnership that bought a modular oil refinery and subsequently, through a series of transactions, sold it to a subsidiary of the Company.  Plaintiffs contend that the defendants, including the Company, breached their fiduciary duties to the plaintiffs as part of these transactions and also assert claims for knowing participation in a breach of a fiduciary duty, common law fraud, fraudulent inducement, statutory fraud, securities fraud, breach of contract, investor oppression and conspiracy.  Plaintiffs are seeking actual damages of up to $118,068,759 and unspecified punitive damages, attorneys’ fees, expenses and court costs, an accounting and access to books and records.  The Company and other defendants are vigorously contesting the matter.  Management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.  The matter is set to be tried in September 2009.

Consolidated Financial Statements INTEROIL CORPORATION	30

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

27.	Commitments and contingencies (cont’d)

In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Regulatory Actions

During the second half of the 2008 year, the Ontario Securities Commission (the “Commission”) directed that the Company undertake a review of its option granting practices from January 1, 2001 and provide the Commission with certain specific information and documentation.

A Special Committee of InterOil, comprised solely of independent directors, completed the internal review of InterOil's historical option granting practices in February 2009.  The Special Committee concluded its review and found irregularities with respect to the administration of certain historical stock options grants, with the majority of these irregularities occurring prior to 2002 and well prior to the retention of those currently responsible for administration of stock options at InterOil. The Special Committee determined that these irregularities were not the result of any internal misconduct, but due to the failure to maintain adequate internal and accounting controls and some lack of understanding by those involved at the time.  The Special Committee concluded that the total value of such errors is small and, relative to the InterOil's current operations, not material.  No restatement of the Company’s financial statements is required as a result of these determinations.

Based on the results of its investigation, the Special Committee provided a report to the Board of Directors and recommended to the Board of Directors that it adopt a number of remedial actions, which the Board, by vote, promptly accepted. Such remedial actions include: re-pricing the small number of existing options held by current employees, contractors, officers or directors where the options were granted below market price or prior to the commencement of employment; requesting that the current officer who has exercised options granted below market price refund InterOil the difference between the exercise price of such options and the proper market price as provided for under the relevant stock incentive plan; requiring the Compensation Committee provide written confirmation to the Board of Directors in respect of all future grants of options that such options were granted in accordance with the applicable stock incentive plan rules; adopting further specific, written procedures for the administrative tasks surrounding the granting of options; and adopting a specific option granting procedure for grants to new hires.  These remedial actions have been or are being implemented by management.  A report of the results of the review and containing the information and documentation requested was provided to the Commission at the end of February 2009.  The Commission is currently reviewing the report.

Import Parity Price (‘IPP’) formula

The Company has also been negotiating with the Papua New Guinea government to revise the Import Parity Price (‘IPP’) formula which governs refined product sales in Papua New Guinea. Since the period beginning November 30, 2007, an interim arrangement has been in place with the PNG Government to apply a revised IPP formula for all sales from that date.  This interim formula was adjusted in June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula as is required under our agreement

28.	Subsequent events

Waiver of conversion rights by IPI investor

As noted in Note 19, Subsequent to quarter end on April 17, 2009, one of the investor who has a 1.2% interest in the eight well drilling program (4.8% of the IPI Agreement) has waived its right to convert its IPI percentage into common shares pursuant to the agreement dated February 25, 2005. This waiver will result in conveyance being triggered on this portion of the IPI agreement for the quarter ended June 30, 2009.

Consolidated Financial Statements INTEROIL CORPORATION	31